SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2011
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ nº 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON DECEMBER 6, 2011

I. Date, Time and Place: December 6, 2011, at 6:00 p.m., at Praça Comte. Linneu Gomes, S/N, Portaria 3 – Prédio 07 – Board of Directors’ Meeting Room, Jardim Aeroporto, São Paulo; II.  Attendance: all the members of the Board of Directors of Gol Linhas Aéreas Inteligentes S.A. (the “Company”); III. Presiding Board: As chairman of the meeting, Mr. Constantino de Oliveira Junior invited me, Henrique Constantino, to act as secretary of the meeting. IV.  Calling: waived, due to the attendance of all the members of the Board of Directors; V.  Agenda: To adopt resolutions on the following matters: (i) the authorization for the execution of the agreement named “Investment Agreement”, to be executed by and among the Company, Fundo de Investimento em Participações Volluto and Delta Air Lines, Inc. (“Investment Agreement”); (ii) the authorization for the execution of the agreement named “Amended and Restated Marketing Agreement”, to be executed by and between VRG Linhas Aéreas S.A., a wholly-owned subsidiary of the Company, and Delta Air Lines, Inc. (“Marketing Agreement” and, together with the Investment Agreement, the “Transaction Agreements”); and (iii) the authorization for the managers of the Company to make all necessary arrangements for the execution of the Transaction Agreements and for the implementation of the transactions set forth therein; VI.  Resolutions: After the review and discussion of the matters in the agenda, the attending Directors resolved, by unanimous vote, without reservations: (i) to approve the execution of the Investment Agreement; (ii) to approve the execution of the Marketing Agreement; and (iii) to authorize the Company’s managers to make all necessary arrangements for the execution of the Transaction Agreements and for the implementation of the transactions set forth therein; VII. Adjournment of the Meeting and Drawing-up of these Minutes: The floor was offered to whoever might wish to use it, and since nobody did so, the meeting was adjourned for the necessary time for the drawing-up of these minutes. After the meeting was reopened, these minutes were read, checked and signed by the attending Directors. I hereby certify that this is a faithful copy of the minutes drawn-up in the proper book. I hereby certify this present instrument is a free translation of the minutes drawn up in the Company’s records.

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São Paulo, December 6, 2011

Constantino de Oliveira Júnior Chairman	Henrique Constantino Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 07, 2011

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.